# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Arena Group Holdings, Inc., CIK 0000894871
CUSIP: 040044109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 200 Vessy Street, 24th Floor, New York, New York (NY), 10281
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000893739-24-000017
Filed by CIK 0000893739

## Reporting persons
- 180 Degree Capital Corp.: type of reporting person: investment company (IV); citizenship or place of organization: New York (NY); shared voting power 1,027,772; shared dispositive power 1,027,772; 2.2% of the class

## Item 1. Issuer
Name of issuer: The Arena Group Holdings, Inc.
Address of issuer's principal executive offices: 200 Vessy Street, 24th Floor, New York, NY, 10281

## Item 2. Person Filing
Name of person filing: 180 Degree Capital Corp.
Address of principal business office or, if none, residence: 7 N. Willow Street, Suite 4B, Montclair NJ 07042
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 1027772
Percent of class: 2.2
Shared power to vote or to direct the vote: 1027772
Shared power to dispose or to direct the disposition: 1027772

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 180 Degree Capital Corp.: /s/ Daniel B. Wolfe, Daniel B. Wolfe/President (02/14/2025)